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KW 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Seapine Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 East Putnam Avenue
(No. And Street)

Old Greenwich,	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Kidd — (203) 661-0070
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name)*

One University Plaza, Suite 311	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

AB 4/18

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Kidd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapine Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Manager
Title

[signature]
Notary Public

Clarice E. Webb
Notary Public-Connecticut
My Commission Expires
March 31, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPINE SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT L.L.C. Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of:
Seapine Securities, LLC
(A Development Stage Company)

We have audited the accompanying statement of financial condition of Seapine Securities, LLC (A Development Stage Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Seapine Securities, LLC (A Development Stage Company) as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
February 24, 2012

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Seapine Securities, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 50,320
Prepaid expenses	1,024
Other assets	2,851
	54,195
Property and equipment:	
Equipment	73,500
Furniture and Fixtures	9,639
Accumulated depreciation	(55,270)
Total Property and equipment - net	27,869
Total Assets	82,064

Liabilities and Members' Equity

Accounts payable and accrued expenses	15,555
Amount due to affiliate	8,000
Total liabilities	23,555
Members' equity (including deficit accumulated during development stage of $1,600,194)	58,509
Total Liabilities and Members' Equity	$ 82,064

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

Seapine Securities, LLC (A Development Stage Company) (the "Company") formed on November 26, 2006 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in riskless principal trading of fixed income securities, private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on August 7, 2007. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

The Company has been in the development stage since its formation on November 26, 2006. The Company has been aggressively seeking issuers looking to raise capital through private placement.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
No provision for federal and state income taxes is required since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. In accordance with U.S. generally accepted accounting principles regarding accounting for uncertainties in income taxes, management has analyzed the Company's tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income tax is warranted.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2011, because of the relatively short maturity of these instruments.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2011, the Company had net capital of $26,765 which was $21,765 in excess of its required net capital of $5,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $24,000 for year ended December 31, 2011 and $106,000 for the period of inception through December 31, 2011. The amount due of $24,951 was forgiven by the affiliate and contributed to capital and the remaining $8,000 is included in due to affiliate as of December 31, 2011. The Company earned from a related entity $500,000 in investment banking (advisory) fees in 2011. The Entity is commonly owned and controlled by the member's wife, who is the majority shareholder and the member, who is a minority shareholder. The majority and minority shareholders own a majority and minority equity interest, respectively, in the holding Company, which is the investor in the related entity.

NOTE 7 – STAFFING, EMPLOYEE COMPENSATION AND BENEFITS

As shown on the Statement of Income (Loss) for year ended December 31, 2011, the staffing, employee compensation and benefits has a credit balance of $1,384. The reason for the credit balance is due to the Company writing-off certain former employees flexible spending accounts (FSA) Company liabilities that relate to the prior year, as these former employees terminated in 2010 and prior and as such disposed of the Company's liability.

NOTE 8 – LITIGATION

In September, 2010, the Company filed a FINRA arbitration action against certain former employees of the Company. The Company contends that the former employees conspired and failed to develop the Company's fixed income trading business (which they were hired to do). In addition, the Company alleges that the former employees used Company funds to develop a competing entity. The former employees have denied the Company claims against them and have filed counterclaims against the Company. The Company contends that the former employees asserted counterclaims are completely without merit and will vigorously defend itself against them. The Company has settled the Arbitration with certain former employees (but not all) and there was no material adverse effect on the Company, resulting from the settlement. For the other former employees the arbitration hearings are scheduled to commence in May, 2012, and as such, the ultimate outcome is not known.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 23, 2012, the date the financial statements were issued. Based on this evaluation, no disclosure or adjustment were required to the financial statements as of December 31, 2011.